[BAML Letterhead]
July 19, 2010
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Ameresco, Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-165821)
Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Registrant that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 4 p.m. (Washington, D.C. time), on July 21, 2010, or as soon as practicable thereafter.
     Pursuant to Rule 460 under the Securities Act, we advise you that approximately the following number of copies of the Preliminary Prospectus dated July 6, 2010 relating to the above-referenced offering have been distributed through the date hereof:
     4,315 total copies distributed;
     2,386 copies to prospective underwriters;
          25 copies to prospective dealers;
        159 copies to institutional investors; and
     1,745 copies to others.
     We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
    INCORPORATED
RBC CAPITAL MARKETS CORPORATION
OPPENHEIMER & CO. INC.
CANACCORD GENUITY INC.
CANTOR FITZGERALD & CO.
MADISON WILLIAMS AND COMPANY LLC
STEPHENS INC.

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
       INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory
As Representative of the Several Underwriters